Attachment A

(1)  Pursuant to an Agreement and Plan of Merger, including all exhibits and schedules thereto, dated as of March 11, 2004 (the “Merger Agreement”), among Ecolab, Bessy Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Ecolab (“Merger Sub”), and Alcide Corporation and, subject to the conditions set forth therein, Merger Sub will merge with and into Alcide Corporation and Alcide Corporation will become a wholly owned subsidiary of Ecolab (such events constituting the “Merger”).  Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Alcide Corporation with Alcide Corporation remaining as the surviving corporation (the “Surviving Corporation”).

As a condition to Ecolab entering into the Merger Agreement, each of the individuals set forth on Schedule A, each a stockholder of Alcide Corporation (collectively, the “Stockholders”), entered into an Agreement to Facilitate Merger (the “Stockholder Agreement(s)”), dated as of March 11, 2004, with Ecolab. Each Stockholder has agreed to vote his or its shares, as the case may be, of Alcide Corporation common stock, and any and all options, warrants and other rights to acquire shares of Alcide Corporation common stock in favor of adoption of the Merger Agreement and approval of the Merger. Each Stockholder’s obligation to vote in this manner applies whether or not the Alcide Corporation board of directors continues to recommend the Merger to Alcide Corporation stockholders. The Stockholders have the right, as of March 11, 2004, to vote a total of 748,246 shares of Alcide Corporation common stock, or approximately 26.3% of the outstanding shares of Alcide Corporation common stock as of such date, assuming the exercise of options for 143,414 shares of common stock subject to the Stockholder Agreements. Each Stockholder has also granted to certain representatives of Ecolab an irrevocable proxy to vote the shares of Alcide Corporation common stock owned by such Stockholder.

In exercising its right to vote the shares of Alcide Corporation common stock as lawful attorney and proxy of the Stockholders, Ecolab will be limited, at every Alcide Corporation stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and (ii) the date of termination of the Merger Agreement, each in accordance with the terms and provisions of the Merger Agreement.

Pursuant to the Stockholder Agreements, each of the Stockholders has also agreed, among other things, not to offer, sell, assign, pledge, encumber, grant any option to purchase, or otherwise dispose of any shares of Alcide Corporation common stock or any options or warrants to purchase any shares of Alcide Corporation common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Alcide Corporation common stock.

The Reporting Person may be deemed to be, for purposes of Section 16 of the Securities and Exchange act of 1934, as amended, a beneficial owner of all shares beneficially owned by the stockholders, provided, however, that the Reporting Person expressly disclaims any pecuniary interest in such shares.

Schedule A

Stockholder	Number of Shares Beneficially Owned
John Richards	67,456	(1)

Loeb Investors Co. V	201,946

Loeb Investors Co. 105	26,964

Loeb Partners Corp.	61,154

Thomas L. Kempner	491,135	(2)

Thomas L. Kempner 401 (k)	3,000

CML Trust FBO Thomas Kempner	79,770

CML Trust FBO Alan H. Kempner Jr.	63,773

5/19/64 Trust FBO Alan Kempner, Jr. Children	9,967

5/19/64 Trust FBO Thomas Kempner Children	5,781

Kempner Foundation	800

Nan Kempner	3,478

Estate of Margaret L. Kempner	2,793

James Winter	6,550	(3)

Kere Kemp	42,440	(4)

Joseph A. Sasenick	102,472	(5)

William G. Spears	33,539	(6)

Charles Baker	4,654	(7)

Total:	748,246

(1)          Includes 40,800 shares issuable upon the exercise of options.

(2)          31,709 shares are held by Mr. Kempner individually.  201,946 shares of Common Stock are held by Loeb Investors Company V and 26,964 shares are held by Loeb Investors Company 105, for which entities Mr. Kempner serves as Managing Partner. 230,516 shares are held in family trusts and other entities for which Mr. Kempner serves as either a trustee or has shared voting and dispositive power.  These trusts and entities include Loeb Partners Corp., Thomas L. Kempner 401 (k), CML Trust FBO Thomas Kempner, CML Trust FBO Alan H. Kempner Jr., 5/19/64 Trust FBO Alan Kempner, Jr. Children,  5/19/64 Trust FBO Thomas Kempner Children, Kempner Foundation, Nan Kempner and the Estate of Margaret L. Kempner.

(3)          Includes 6,200 shares issuable upon the exercise of options.

(4)          Includes 33,800 shares issuable upon the exercise of options.

(5)          Includes 46,000 shares issuable upon the exercise of options.

(6)          Includes 11,960 shares issuable upon the exercise of options.

(7)          Includes 4,654 shares issuable upon the exercise of options.